UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 World Am, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    98142E508
                                 (CUSIP Number)

                              James R. Seiler, Jr.
                              30791 Marbella Vista
                      San Juan Capistrano, California 92675
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Michael C. Self, Esq.
                                  Self & Bhamre
                         4400 MacArthur Blvd., Suite 320
                             Newport Beach, CA 92660
                                 (949) 955-0230

                                  June 20, 2005
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  Schedule 13D

CUSIP No. 98142E508                                              Page 2 of ____

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     James R. Seiler, Jr., Trustee of the James Richard Seiler, Jr. and Linda Susan Seiler Living Trust U/D/T September 27, 2001.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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               7    SOLE VOTING POWER

                    1,025,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,025,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,025,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this Statement relates is the Common Stock, of World Am, Inc. ("Issuer"), 1400 West 122nd Avenue, Suite 122, Westminster, Colorado 80324.

ITEM 2. IDENTITY AND BACKGROUND.

      The person  filing this  Statement  is James R.  Seiler,  Jr.  ("Reporting
Person"), a natural person, whose address is 30791 Marbella Vista, San Juan Capistrano, California 92675. Reporting Person is the Trustee of the James Richard Seiler, Jr. and Linda Susan Seiler Living Trust U/D/T September 27, 2001 (the "Trust") and is the primary beneficiary of the Trust. Reporting Person James R. Seiler, Jr. is a consultant with the Entrepreneur Academy.

      During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Reporting Person has not been a party to a civil proceeding of judicial or administrative body, which as a result of such proceeding Reporting Person became subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The sole source of the purchased funds are personal, long held and not borrowed for purposes of the subject acquisition, holding, trading or voting of the 1,025,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

      Reporting Person acquired the 1,025,000 shares of Issuer's common stock for investment purposes. Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The  aggregate   number  of  the  shares  of  the  Issuer's  common  stock
beneficially owned by Reporting person is 1,025,000 or approximately 10% of the issued and outstanding shares of the Issuer.

      Reporting Person is a Trustee of the Trust, and has sole power to vote or direct the vote of all 1,025,000 shares held by Reporting Person. Reporting Person is a Trustee of the Trust, and has the sole power to dispose or to direct the disposition of 1,025,000 shares of the Issuer's common stock held by Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Reporting Person has no contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  June 21, 2005
                                  Date


                                  /s/ James R. Seiler, Jr.
                                  -----------------------------------
                                  James R. Seiler, Jr., Trustee
                                  James Richard Seiler, Jr. and Linda
                                  Susan Seiler Living Trust U/D/T
                                  September 27, 2001